Filing under Rule 425 under the U.S. Securities Act of 1933
Filer: Fiat Industrial S.p.A.
Subject Company: CNH Global N.V.
CNH Global N.V.’s Exchange Act File No.: 005-53289

Chief Financial Officer Appointment at Fiat Industrial and
CNH Global

Fiat Industrial S.p.A. (MI: FI) and CNH Global N.V. (NYSE: CNH) today announced that Chief Financial Officer (CFO), Pablo Di Si, has resigned to pursue other interests.

Effective immediately, Massimiliano (Max) Chiara will become CFO of both Fiat Industrial and CNH. Most recently, Max was the Chief Financial Officer and Head of Business Development for Fiat Automobiles Latin America (FIASA). Prior to his assignment in FIASA, Max was the Head of Financial Planning and Analysis and Business Development Finance for Fiat S.p.A. and Chrysler Group LLC.

“The appointment of Max Chiara is clear evidence of the attention we have placed in both Fiat and Fiat Industrial on the development of the next generation of leaders,” commented Sergio Marchionne, Chairman of Fiat Industrial and CNH. “Max has demonstrated an exceptional level of engagement and know-how in the various positions he has held within the Fiat world.  He will be of great assistance to Rich Tobin, currently Chief Operating Officer of Fiat Industrial and Chief Executive of CNH, who has gone through a similar intense career progression in the last 20 years during which he and I worked together. Rich will be assuming the position of Chief Executive of CNH Industrial upon completion of the merger between Fiat Industrial and CNH.”

Turin, 26 August 2013

For more information contact:

Fiat Industrial S.p.A.
Via Nizza 250, 10126 Turin
Tel. +39 011 006 2464, Fax +39 011 006 2094
mediarelations@fiatindustrial.com www.fiatindustrial.com

This document does not constitute an offer to exchange, sell or buy securities.  An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus that is part of a registration statement declared effective by the US Securities and Exchange Commission on June 21, 2013. Shareholders of CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“FI”) who are US persons or are located in the United States are advised to read the registration statement which contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC filings for CNH and FI CBM Holdings N.V. are also available to the public on the SEC’s website (http://www.sec.gov). In addition, FI CBM Holdings N.V. has made the prospectus available for free to shareholders of CNH and FI in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are  based on current  expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in CNH’s annual report on Form 20-F for the year ended December 31, 2012, filed by CNH with the SEC on March 1, 2013 and in the annual report of Fiat Industrial for the year ended December 31, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.